2023 REPORT

Doughp

Dear investors,

2023 was a pivotal year for Doughp. We temporarily achieved operational breakeven in late 2023 and expanded our retail presence significantly, reaching over 2,000 doors nationwide. However, the macroeconomic environment and reduced marketing spend impacted our revenue substantially. We remain committed to driving profitability and exploring strategic options for the future. Your continued support is critical as we work through these challenges and position Doughp for long-term success. Thank you for your belief in our mission and partnership on this journey.

We need your help!

In 2023, Doughp faced several challenges that require external support to overcome. First, we need assistance in increasing our marketing spend to drive revenue growth, especially after scaling back due to reduced return on ad spend following Apple's iOS privacy changes. Additionally, we need help securing strategic partnerships or acquisition opportunities that could provide the resources and synergies necessary for long-term growth. Finally, improving cash flow management and restructuring debt, including the SBA EIDL loan, remains a critical need.

Sincerely,

Kelsey Moreira

Founder & Fearless Leader

Iz Moreira

CEO

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
Achieved temporary operational breakeven in Q3'23	Revenue declined due to reduced advertising spend to reach profitability
Maintained strong brand recognition and presence in major retailers like Kroger and Meijer	Cash flow challenges worsened, particularly with the SBA EIDL loan repayment
Expanded online presence to over 200k social media followers, maintaining a passionate customer base	The shifting investment landscape made it difficult to secure additional capital from venture funds

2023 At a Glance

January 1 to December 31


$$$$

$2,126,995 [43%]
Revenue



-$741,474
Net Loss


IOU!

$335,819 [34%]
Short Term Debt



$561,978
Raised in 2023



$144,877
Cash on Hand

INCOME BALANCE NARRATIVE



Revenues
Profit
$3,756,395
-$1,561,648
$2,126,995
-$741,474
2022
2023

Net Margin: -35% **Gross Margin:** 62% **Return on Assets:** -182% **Earnings per Share:** -$0.72 **Revenue per Employee:** $1,063,497

Cash to Assets: 36% **Revenue to Receivables:** 2,533 **Debt Ratio:** 1,051%

Doughp_Financials_and_CPA_Review_Report_2021_and_2022.pdf

Doughp_Inc_-_2023_Financial_Statements.pdf

We ❤ Our 509 Investors

Thank You For Believing In Us

Winston Ibrahim
Jung Manopath Kuan
Frank Palazzolo
Daniel Chan
Angie Lin
Michael DUGAS
James Jackson
Christian Garrett
Stacey McCarthy
Nancy Blacker
Rowan Richards
Masaharu Shinya
Martin Aquino
Greg Wiens
Reese Edwards
Ryan J Vollkommer
Kiaren Rakestraw
Jonathan Kent
Christopher Mitchell
Lanique Demartha
Nathan Larison
Ben Sharf
Tara Zoe
Shweta Malik
Brandi Davidson
Amy Gitnick
Robert Grossman
Bhavik Barot
Tracy Finley
Kelly Hickman
Keith Hernandez
Makayla Sousa
Katie O'Farrell
Donna Rail
Larissa Nelson
Mario Hernandez

Todd Christ
Rae Lynn Nettles
Matthew Neth
Victor Variz
Sherri St John
Beni Acevedo
Cristine Borowski
Brad Heringer
Hatem Rowaihy
Grant Stiles
Daniel Wieczorek
Lou Swartz
Everett Cook
Bobbi Muscara
Tony Deblauwe
Andres Mosquera Salazar
Tony Murphy
Nancy B
Micheal Howell
Ryan Dereska
Jerrin Wagner
Cheri Garcia
Shannon Reilly
Marco Mottola
Michelle Morrison
Eric Becker
Kelsey Rosenthal
Kirsten Eddy
Morgan Mulloy
Theodore Szymanski
Brandon Bonaventura
Lindsey Rossi
Valerie Sherpa
Ildiko Toth
Bigman 52
Raymond Manis

Alan Jacobson
Sándor Mándoki
Aleya Barnes
Jonathan Anders
Geraldine Aladean
Toby Gann
Joseph Milburn
Miriam Dorsett
LA Staton
Eloy Dominguez
Alex Sheats
Incolo Life
Carolyn Smith
Andrew Lindley
Stelanie Lu Vetta Marshall
Rigaud Saint Fleur
Andre Hollingsworth
Michael Lambrinides
Kelley Polk
Cristian Moreno (Cris)
Michael Alama
Javon Talton
Sean Miller
Rachel Baldwin
Eleanor Thomas
Mazen Bajahzar
Lindsay Johnson
Sarah Narag
Zachary Felker
Mary Sawyer
Keishyra Dean
Tori Dunlap
Jessica Cook
Theron Harmon
Casey Ray
Matthew Gaborcik

Joseph Marshall Touma
Lance McNeill
Thomas Johnson
Patrick POHLER
Andrew Coppola
Allure Crump
Mj Gottlieb
Connor Whitehead
Simon Pedersen
Eden Reiner
Abraham S Massil
Max Kanin
Chad Skaggs
Samuel Carstensen
Jessica Baker
Brandon Hellenbrand
Edward Carey
Mike Hoover
Rick Richman
Pamela Harris
Holly Mehta
Gary Winscott
Samantha Foster
Jack Vargas
Jamie Levy
Francesca Colombo
Amber Brady
Jeremy Rogers
Alan Matthew
Eric Saxon
Amy Chalmers
Kaland White
Bryan Yanginski
Chris Spangler
John Danesi
Shayne Long

Jerry Rodarmel
Sunil Patel
Erika McDavid
Sean Woulfe
Kwame Osei
Sarah York
Chase McCullough
Neryk Davydov
Gill Holland
Carole F Carlson
Richard Midgett
Brad Bertagnole
Shāyanne Martin
Danny Fitzpatrick Jr.
Christopher Tiernan
Devin Corr-Robinett
Autavius Smith
Ashlyn Bangert
Laban Crook
Bill Spinelli
Bruce Rhomberg
David Kubick
Edward Mangino
Brianna Harris
Dawn Nickel
Okari Piatanesi
Adam Caylor
N C
Saleem AlSuliman
Karrye Braxton
Sarah Fennell
Bryan Stokes II
K. C. Randel
Lisa Oriold
Lucas King
Daniel Hardesty

James Knippen
Pamela Blair Martin
Donald Joshua
Curtis Adams
George Richard Cunningham III
Keith Kissling
Angele Seiler
Michael Affronte Jr
Usher Morgan
Barbara and Jeff Benson
David Umoru
Mindaugas Jakaitis
Marek Nenadal
Z Z
Braden Jenks
Brian Miller
J A
Frederick Jenkins
Aaron Cooper
Rachel Weng
Amy Lundin
Andy Sessner
Angus Mcbee
Shantia Horsford
Melissa JACKSON
Matt Wallington
Patrick Curtis
Yasser Rasheed
Rachel Engstrom
Danielle Cheiken
Andrew Mahaney
David DeLong
Jeff Sugimura
Kimberly Harr
Majed AlGhannam
Thomas Mills

Eric So
Morgan Othites
Thomas Kenaya
David Bertschy
Simon Chen
Matthew Clark
Michael Juech
Kerry Witte
Julie C Elliott
Sheril Escartin
Maggie Dean
Henry Leon
Joseph DeLucchi
Amanda Lid
Jason Lynch
Tony Abila
Sean Klimson
Adam Brown
Kelli Alexander
Justin Christiansen
Julie Garity
David Graham
Stephen Roush
Omer Adams
Bryan Swetmon
Kate Weiler
Jay Dan Gumm
Dana Dagg
Tamara Carlton
Colin Nichols
Thomas Duffy
Kimberly Pepe
Vivek Sharma
Amy Smith
Lisa Hibson
Bryan Jones
Jonny Price

Nick Thornton
Nina Chi
Jonas Boury
Mark Ferrance
Cort Wenzel
Lee Ann Brewer
Byron Colvin
Charles Morton
Henderson Watkins
Liz Gower
Chad Maron
Stacey Kelley
Ryan Soucy
Brandon Richards
Anthony Lavelle
Donald Dubois Jr
Gage Mitchell
Katrina Tobuk
Melinda Studinka
Robert Ashford
Alex Bayer
Jenna Schrecengost
Nickki Mauceri
Jessyca Clawson
Stuart Forbes
Matthew Rushing
Manoj Desai
Eric Nagel
Amber Pendley
Jason Drummond
Jenn Rathbone
Nathaniel Smith
Sam Lacet-Brown
Laurie Hupman
James E. and Maureen Carter...
Nicholas Rancilio
Katie Kobetsky

Diana Halenz
Cody X Nelson
Michael Drach
S.K Boone
Kenneth Shelton
Mario Arturo Ray Lopez
Benjamin Rosenthal
Christopher Hilton
Andrew Wesselschmidt
Robert Montana
Jamie Skinner
Flora Kupferman
James Turner
Tammy Krogstad
Noelle Baranowski
David McCray
Jake Harvey
Ashley DeOliveira
Iliana Mansur
Linda Yach
Clio Knowles
Teresa Mikelonis
Darla Bowen
Tim Hoffman
Jerry Mick
Todd Goldstein
Christopher Eggert
Eric Gordon
Riley Knapp
Dimitrios Papadopoulos
Ahmed Almatrooshi
Abigail Holmes
Myshawne Stallings
William Johnson, IV
Maria Hemans
Michelle L Mitchell Spencer
Mark "Merc" Mercer

Rob D
Travis Foshag
Mick Hall
Robin Parrish-Green
Jason Gerlach
Jonathan Forehand
La'dwon Gordon Butler
James Misenti
Phil Simmons
Joshua Wesolek
Aisha Collins
Sarah Peka
Branson Bowler
Victor Whitacre
Jon Winam
Jeremy Brick
Chadwick B VanValkenburg
Gracie Kennedy
Willie Hunn
Dan Hamel/Michele Gorruso
Tamar Matzkevich Garrett
Kathleen Booth
Bader Zohdi
Marti White
Arpan Soparkar
Deb Dahlmann
Christine Whitehead
Daniel Joseph Sutherland
Joshua Isenberg
Richard Stern
Cynthia L Bowman
Josh M Hilliker
Lance Kingsley Beck
John Webster
Daryl B Gallion
Catherine Witter

Somya Rathi
William Jacobs
Julie Fleischer
Jeremy Tanner
Heidi Buhrman
Stephen Grimsley
Jordan Benkov
Luis Cabrera
Jerry Yvens Valcourt
Phillip Priester
Daniel Matthews
Kenneth Randall
Christopher GANNETT
Michael Phillips
Cindie McEnroe
Kelsey Morita
Jennifer Stout
Miriam Nemeth
Wendy Jaroslawski
Alexander Nguyen
Joshua Johansen
Leslie Hasvold
James Erwin
Teresa White
Rajeev Paliwal
Trish Anderson
Linda Mascari
Tyre Scott
Roxanne Forsyth
Stephanie Houle
Betsy Kauffman
Vincent W White
Ray & Amy Smith
John Mahvi
Christyne LaPlaca
Ronald Kahn

John French
Scott Leibold
Eric Santucci
Kerry Lange
Jeffrey Zhang
Erica Williams
Joseph C. Oliver
Victoria Robinson
Ross Thompson
Bryan Graham
Marne Dunn
Lynda Dietz
Debbie M. Ernst
Katlin Armstrong
Anthony Mauceri
Suzanne Nelson
Justin M Sucher
Ed Slosky
Travis Miller
Lucas Johnson
Jackie Glessner
Matthew Powers
Archie Winthrop Jennings
Jack Vernon Weers
Gregg Berkeley
Malik Baker
Matthew Grant
Christina Milligan
Marianne Bolin
Burt Culver
Trianna Lutchman
Kelsey Dixon
Makenzie Davies
Nicole Cantu
Carolyn D
Catyanna Pfeiffer

Thank You!

From the Doughp Team



Kelsey Moreira

Founder & Fearless Leader

After getting sober, Kelsey Moreira left 10-yr tech career to start Doughp. She's appeared on Shark Tank, Forbes 30 Under 30, and more. Kelsey is a passionate...



Israel Moreira

Co-CEO

Israel is a civil engineer turned entrepreneur. He is now co-CEO@Doughp, leading its D2C expansion from 0 to $3.9m in...

Details

The Board of Directors

Director	Occupation	Joined
Kelsey Moreira	President @ Doughp	2018

Officers

Officer	Title	Joined
Kelsey Moreira	President, Founder & Co-CEO	2018
Iz Moreira	Co-CEO	2019

Voting Power

Holder	Securities Held	Voting Power
Kelsey Moreira	933,300 Class A Common	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2017	$100,000	Class B Units	Section 4(a)(2)
09/2018	$167,128		4(a)(6)
11/2018	$500,000	Safe	Regulation D, Rule 506(b)
09/2021	$500,000		Regulation D, Rule 506(b)
11/2021	$25,000		Regulation D, Rule 506(b)
02/2022	$50,000		Regulation D, Rule 506(b)
02/2022	$60,000		Regulation D, Rule 506(b)
04/2022	$1,822,000		Other
06/2023	$441,145		4(a)(6)
10/2023	$50,000		Section 4(a)(2)
12/2023	$70,833		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/21/2021	$500,000	6.0%	0.0%	$15,000,000	03/05/2023
11/23/2021	$25,000	6.0%	0.0%	$15,000,000	11/16/2023
02/01/2022	$50,000	6.0%	0.0%	$21,000,000	02/11/2024
02/11/2022	$60,000	6.0%	0.0%	$21,000,000	02/11/2024
10/18/2023	$50,000	6.0%	0.0%	$15,000,000	10/15/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Small Business Administration	04/14/2022	$1,822,000	$1,882,624	3.75%	05/28/2050	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	1,000,000	92,950	No
Class A Common Stock	4,000,000	933,300	Yes

Warrants: 0
Options: 0

Form C Risks:

None.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

rights cause the Company to issue additional stock, an investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

DOUGHP, INC.

Nevada Corporation
Organized November 2018
2 employees
1810 East Sahara Avenue
STE 346
Las Vegas NV 89104 https://www.doughp.com

Business Description

Refer to the Doughp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Doughp has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Doughp missed its annual report filing during Chapter 11 restructuring, focusing on business stabilization and creditor negotiations.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.